Filed by Hughes Electronics Corporation
                      Pursuant to Rule 425 under the Securities Act of 1933 and
                                           Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934

                              Subject Companies: Hughes Electronics Corporation
                                                     General Motors Corporation
                                                 Commission File No. 333-105851
                                                 Commission File No. 333-105853


JOINT RELEASE
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News Corporation, General Motors and Hughes Electronics Announce Filing of
Preliminary Materials with the SEC.

News Corporation and Hughes Also Announce Receipt of Second Request under HSR
Act.

Contact: Andrew Butcher (News Corporation) 212 852 7070
         Richard Dore (Hughes Electronics) 310 662 9670
         Jerry Dubrowski (General Motors)  212 418 6261

NEW YORK, JUNE 5, 2003 - News Corporation (NYSE: NWS, NWS.A), General Motors and its subsidiary Hughes Electronics (NYSE:GM, GMH) today announced that, in connection with the separation of Hughes from GM and the acquisition by News Corporation of 34 percent of the common stock of Hughes, they have filed preliminary materials with the Securities and Exchange Commission, including a consent solicitation statement of General Motors, a registration statement of Hughes and a registration statement of News Corporation. These materials, however, are not yet final and will be amended.

In addition, News Corporation and Hughes announced that they have received requests for additional information from the U.S. Department of Justice in connection with the pending transaction. The companies intend to respond promptly to the information requests and do not anticipate that compliance with the requests will delay completion of the transaction, which is expected by the end of calendar 2003 or, at the latest, in the first quarter of calendar 2004. The request for additional information was issued under notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

News Corporation is a diversified international media and entertainment company with operations in seven industry segments: filmed entertainment; television; cable network programming; magazines and inserts; newspapers; book publishing; and other. The activities of News Corporation are conducted principally in the United States, the United Kingdom, Italy, Australia and Asia. For more information, please visit www.newscorp.com.

General Motors, the world's largest vehicle manufacturer, designs, builds and markets cars and trucks worldwide and has been the global automotive sales leader since 1931. GM employs about 342,000 people around the world. More GM information can be found at www.gm.com.

Hughes, a world-leading provider of digital television entertainment, broadband satellite networks and services, and global video and data broadcasting, is a unit of General Motors Corporation. The earnings of Hughes are used to calculate the earnings attributable to the GM Class H stock.

In connection with the proposed transactions, on June 5, 2003, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and The News Corporation Limited ("News") filed preliminary materials with the Securities and Exchange Commission ("SEC"), including a Preliminary Proxy Statement of GM on
Schedule 14-A, a Registration Statement of Hughes on Form S-4 and a Registration Statement of News on Form F-4 that contain a consent solicitation statement of GM, a prospectus of News and a prospectus of Hughes. These materials are not yet final and will be amended. Investors and security holders are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials filed on June 5, 2003, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by GM, Hughes or News with the SEC, may be obtained for free at the SEC's website, www.sec.gov. GM stockholders will also receive information at an appropriate time about how to obtain transaction-related documents for free from GM and News stockholders may obtain these documents free of charge by directing such request to: News America Incorporated, 1211 Avenue of the Americas, 7th Floor, New York, New York 10036, attention: Investor Relations.

GM and its directors and executive officers and Hughes and certain of its executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of GM $1-2/3 par value common stock and GM Class H common stock in connection with the proposed transactions. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2003 annual meeting of shareholders. Participants in GM's solicitation may also be deemed to include those persons whose interests in GM or Hughes are not described in the proxy statement for GM's 2003 annual meeting. Information regarding these persons and their interests in GM and/or Hughes was filed pursuant to Rule 425 with the SEC by each of GM and Hughes on April 10, 2003. Investors may obtain additional information regarding the interests of such participants by reading the preliminary consent solicitation statement of GM / prospectus of Hughes / prospectus of News filed with the SEC on June 5, 2003 and the definitive consent solicitation statement of GM / prospectus of Hughes / prospectus of News when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes and News to differ materially, many of which are beyond the control of GM, Hughes or News include, but are not limited to, the following: (1) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (2) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (3) the effects of legislative and regulatory changes; (4) an inability to retain necessary authorizations from the FCC; (5) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (6) the introduction of new technologies and competitors into the subscription television business; (7) changes in labor, programming, equipment and capital costs; (8) future acquisitions, strategic partnerships and divestitures; (9) general business and economic conditions; and (10) other risks described from time to time in periodic reports filed by GM, Hughes or News with the SEC. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.